GAMIDA CELL LTD.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.
P.O. BOX 1342
BRENTWOOD, NY 11717

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 9, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 9, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D22108-P43930 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

GAMIDA CELL LTD.

The Board of Directors recommends you vote FOR Proposals 1 through 6:

1. To elect each of Mr. Kenneth I. Moch, Dr. Michael S. Perry and Ms. Nurit Benjamini to serve as a Class II director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2023 and until his or her successor is duly elected and qualified, or until such individual's earlier resignation or retirement.

Nominees:

	For	Against	Abstain
1a. Mr. Kenneth I. Moch	☐	☐	☐
1b. Dr. Michael S. Perry	☐	☐	☐
1c. Ms. Nurit Benjamini	☐	☐	☐
2. To approve an amendment to the terms of office and employment of the Company's Chief Executive Officer (and a member of the Board), Dr. Julian Adams.	☐	☐	☐
3. To approve an amendment to the Company's compensation policy for executive officers and Board members.	☐	☐	☐

	Yes	No
3a. Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal No. 3? (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest.) **(Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.)**	☐	☐

	For	Against	Abstain
4. To approve and ratify a renewal of the Company's liability insurance coverage for executive officers and Board members.	☐	☐	☐

	Yes	No
4a. Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal No. 4? (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest.) **(Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.)**	☐	☐

	For	Against	Abstain
5. To approve amendments to the Company's 2017 Share Incentive Plan.	☐	☐	☐
6. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending December 31, 2020, and its service until the annual general meeting of shareholders to be held in 2021.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

A **"controlling shareholder"** is any shareholder that has the ability to direct our activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder: (a) if it holds or controls, by itself or together with others, 50% or more of any one of the "means of control" of the Company; or (b) with respect to Proposal 4, it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company, if no other shareholder holds or controls more than 50% of the voting rights in the Company.

"Means of control" is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A **"personal interest"** of a shareholder includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding our shares, but including the personal interest of the shareholder's spouse, siblings, parents, grandparents, descendants, spouse's descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity's outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

Shareholders entitled to notice of and to vote at the annual general meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on August 11, 2020, the record date fixed by the board of directors of the Company for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments or postponements thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

D22109-P43930

GAMIDA CELL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 10, 2020

The undersigned, a shareholder of Gamida Cell Ltd. (the "Company"), hereby appoints Dr. Julian Adams and Shai Lankry, and each of them, acting individually as the attorney and proxy for the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the Annual General Meeting of Shareholders of the Company (the "Meeting") to be held at 12 Leshem Street, Kiryat Gat, 8258412, Israel, on Thursday, September 10, 2020, at 5:00 p.m. Israel Time, or at any adjournment(s) or postponement(s) thereof, with respect to all of the Ordinary Shares of the Company (the "Shares") which the undersigned would be entitled to vote as indicated with respect to the matter set forth below this Proxy. Subject to the applicable law and rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors of the Company recommends a "FOR" vote, other than Proposal Nos. 3 and 4.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal Nos. 3 and 4.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore we believe that none of our shareholders (other than our directors, officers and their relatives) should have a personal interest in Proposal Nos. 3 and 4. Such shareholders should mark "NO" in items 3a or 4a on the proxy card.

This Proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.